SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company

CNPJ/MF nº 02.558.115/0001 -21
NIRE 33.3.0027696 -3

MINUTES OF THE ANNUAL SHAREHOLDERS' MEETING HELD ON MARCH 07, 2006

DATE, TIME AND PLACE: On March 07, 2006, at 10:30 a.m., at the head offices of TIM Participações S.A. (“Company”), at Avenida das Américas, 3434, Bloco 1, Barra da Tijuca District, Rio de Janeiro, State of Rio de Janeiro.

PRESENCE: Shareholders representing more than 2/3 (two thirds) of the voting capital, pursuant to the signatures on the Shareholders' Attendance Book. Also attended the meeting Messrs. Paulo Roberto Cruz Cozza and Fabiano Gallo, Chief Financial and Investor Relations Officer and General Counsel of the Company, respectively; Messrs. Josino de Almeida Fonseca, Antônio Carlos Rovai, José Antonio Ramos and Sheila Periard Henrique Silva, member of the Statutory Audit Committee of the Company; and the representative of Ernst & Young Auditores Independentes S.S., external auditors of the Company.

CHAIRED BY: Chairman – Mr. Mauro Eduardo Guizeline; Secretary – Mr. Fabiano Gallo.

CALL AND PUBLICATIONS: Call notice published at Diário Oficial do Estado do Rio de Janeiro, Jornal do Brasil, Gazeta Mercantil and Gazeta do Povo on February 14,15 and 16, 2006. The announcements referred to in Section 133 of Law 6,404/76 have been published on February 01, 02 and 03, 2006 (Diário Oficial do Estado do Rio de Janeiro, Gazeta Mercantil and Gazeta do Povo) and on February 01, 18 and 19, 2006 (Jornal do Brasil). The documents mentioned in items I, II and III of Section 133 of Law 6,404/76 have been published on February 09 (Diário Oficial do Estado do Rio de Janeiro, Jornal do Brasil and Gazeta Mercantil) and 10, 2006 (Gazeta do Povo).

AGENDA: (1) to examine, discuss and approve the Management's Report and the Financial Statements of the Company for the fiscal year ended on December 31, 2005, as audited Ernst & Young Auditores Independentes S.S.; (2) to discuss the Capital Budget proposal for 2006; (3) to discuss the proposal for the application of the net profits from the fiscal year 2005 and distribution of dividends; and (4) elect the members of the Statutory Audit Committee and determine their compensation.

READING OF DOCUMENTS, RECEIPT OF VOTES AND PREPARATION OF THE MINUTES: (1) The shareholders waived unanimously the reading of the documents related to the matter to be deliberated in this Shareholders' Meeting, since they are fully known by all. (2) The votes, comments and disagreements, if any, are to be numbered, received and initialed by the Chairman and the Secretary and filed at the Company's headquarters, pursuant to Section 130, Paragraph 1 of Law 6,404/76. (3) The preparation and publication of these minutes in summary form, without the signatures of all the shareholders was authorized as provided in Section 130, Paragraphs 1 and 2 of Law 6,404/76, respectively.

RESOLUTIONS: After analysis and discussions with respect to the matters of the Agenda, the shareholders resolved: (1) to approve, unanimously and unrestrictedly, the Management's Report and the Financial Statements of the Company for the fiscal year ended on December 31, 2005, as audited by Ernst & Young Auditores Independentes S.S.; (2) to approve, by majority of votes, the proposal for the 2006 Capital Budget, in the total amount of R$543,245,000.00 (five hundred and forty-three million, two hundred and forty-five thousand reais), in accordance with Law 6,404/76 and the By-laws of the Company, which comprises mainly investments in network, information technology, equipment and sale sites, with the purpose of complying with the business plan for the respective term. The shareholders Vailly S.A., Himaros S.A., Tanlay S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, MLC Limited, and CNA – Capital International E M Equity Trust have presented contrary votes to the matter hereby approved, which were initialed by the chair and shall be filed at the Company's head offices. The shareholders Capital Internat. Emerg Markets Fund, Emerging Markets Growth Fund Inc, Capital G EM Mark Eq Fund for Tax Exempt TRU, Capital Guardian Emerg. Mkts. Equi. Mast. Fd., Capital Guardian Emerg. Mkts. Restricted Eq. For Tax e TS, and Capital Guardian Em. Markets Eq. DC Master Fund supported the contrary votes of Vailly S.A., Himaros S.A., Tanlay S.A.; (3) after the presentation of an alternate proposal by the shareholders Vailly S.A., Himaros S.A. and Tanlay S.A., supported by Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Capital Internat. Emerg Markets Fund, Emerging Markets Growth Fund Inc, Capital G EM Mark Eq Fund for Tax Exempt TRU, Capital Guardian Emerg. Mkts. Equi. Mast. Fd., Capital Guardian Emerg. Mkts. Restricted Eq. Fund For Tax e TS, and Capital Guardian Em. Markets Eq. DC Master Fund for the distribution of additional dividends, which was initialed by the chair and shall be filed at the Company's head offices, to approve, by majority of votes, the management's proposal for application of the 2005 net profit and distribution of dividends, in the terms and according to the specifications contained in the document attached hereto, which contemplates the application of R$122,028,794.12 (one hundred and twenty-two million, twenty-eight thousand, seven hundred and ninety-four reais and twelve cents) for the payment of dividends, which already comprises the amount related to the interest over own capital that was approved by the Board of Directors on December 14, 2005, in accordance with paragraph 7th of Section 9 of Law 9,249/95 and paragraph 1st of Section 41 of the By-laws. It is registered in this minutes that the proposed amount are above the mandatory dividends and the priority dividends destined to the preferred shares established by the By-laws of the Company. The shareholders Vailly S.A., Himaros S.A., Tanlay S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, MLC Limited, and CNA – Capital International E M Equity Trust have presented contrary votes to the matter hereby approved, which were initialed by the chair and shall be filed at the Company's head offices. The shareholders Capital Internat. Emerg Markets Fund, Emerging Markets Growth Fund Inc, Capital G EM Mark Eq Fund for Tax Exempt TRU, Capital Guardian Emerg. Mkts. Equi. Mast. Fd., Capital Guardian Emerg. Mkts. Restricted Eq. For Tax e TS, and Capital Guardian Em. Markets Eq. DC Master Fund also presented contrary votes to the proposal hereby approved; (4) to compose the Company's Statutory Audit Committee, were elected, on a separate voting, in accordance with paragraph 4th, letter “a” of Section 161 of Law 6,404/76, by the preferred shareholders, with the abstention of the controlling shareholder, as an effective member, Mr. Vicente de Paulo Barros Pegoraro, Brazilian, married, pensioner, enrolled with the CPF/Individual Taxpayer's Roll under No. 004.826.419 -91 and bearer of the Identity Card RG No. 449419 SSP/DF, domiciled at SHC/N CL QD 215, Block C, room 107, Brasília-DF, and, as his alternate member, Mr. José Alexandre Grimmer Davis, Brazilain, single, bank employee, enrolled with the CPF/Individual Taxpayer's Roll under No. 375.543.287 -00 and bearer of the Identity Card RG n. 3774249 IFP/RJ, domiciled at SQS 202 Block F, room 505, Brasília-DF. Also in separate voting, with the abstention of the controlling shareholder, were reelected, by the totality of the common shareholders, representing more than 10% of the voting capital, as effective member, Ms. Sheila Periard Henrique Silva, Brazilian, married, economist, enrolled with the CPF/Individual Taxpayer's Roll under No. 069.227.887 -70 and bearer of the Identity Card RG No. 357006641, domiciled at Av. Paulista n. 2100, 8th floor, São Paulo-SP, and, as her alternate member, Mr. Oswaldo Pelaes Filho, Brazilian, civil engineer and business administrator, enrolled with the CPF/Individual Taxpayer's Roll under No. 037.963.118 -06 and bearer of the Identity Card RG No. 10759331, domiciled at Av. Paulista n. 2100, 8th floor, São Paulo-SP. The controlling shareholder elected as effective members, Messrs. Josino de Almeida Fonseca, Brazilian, married, civil engineer, bearer of the Identity Card RG No. 5.492.136 SSP/SP and enrolled with the CPF/Individual Taxpayer's Roll under No. 005.832.607 -30, resident and domiciled at Rua Oscar Monteiro de Barros, 400, apto. 101, in the city of São Paulo-SP, Antonio Carlos Rovai, Brazilian, married, accountant, bearer of the Identity Card RG No. 5.805.562 SSP/SP and enrolled with CPF/Individual Taxpayer's Roll under No. 760.333.688 -00, resident and domiciled at Rua Jesuíno Arruda, 86, apto. 171, Itaim Bibi, in the city of São Paulo-SP and Celso Clemente Giacometti, Brazilian, married, accountant and business administrator, bearer of the Identity Card RG No. 3.179.758 SSP/SP and enrolled with the CPF/Individual Taxpayer's Roll under No. 029.303.408 -78, resident and domiciled at Rua Regina Badra, n. 911, in the city of São Paulo – SP and, as alternate members, respectively, Messrs. Antonio Barbosa Lemes Júnior, Brazilian, married, business administrator, bearer of the Identity Card RG No. 682.483 -8 PR and enrolled with the CPF/Individual Taxpayer's Roll under No. 094.617.609 -49, resident and domiciled at Rua Rollf Mertenz, 385, in the city of Curitiba-PR, Paulo Sérgio de Araújo Silva, Brazilian, married, business administrator, bearer of the Identity Card RG No. 2.369.708 SSP/PE and enrolled with the CPF/Individual Taxpayer's Roll under No. 405.408.474 -53, resident and domiciled at Rua Máximo Linhares, 111, in the city of Fortaleza-CE, and José Antonio Ramos, Portuguese, married, business administrator, bearer of the RNE

W498167-U SE/DPMAF/DPF and enrolled with the CPF/Individual Taxpayer's Roll under No. 368.135.678 -53, resident and domiciled at Av. Macuco, n. 417, ap. 213, in the city of São Paulo-SP. All of the members herein appointed shall be conducted to their respective offices within the term referred on Section 149 of Law 6,404/76, with their term of office lasting until the 2007 Annual's Shareholders Meeting. The shareholders that appointed the elected candidates declared that they have been informed by each of the elected candidates that they do no have any legal impediment that prevent them from being elected and investiture as members of the Statutory Audit Committee. It was also approved, unanimously and unrestrictedly, the annual global compensation of the Statutory Audit Committee for 2006 in the total amount of R$ 540,000.00 (five hundred and forty thousand reais), pursuant to the proposal presented to the Shareholder's Meeting. Finally, it is registered in this minutes (a) that the proposal related to the management's annual global compensation is still under studies, which proposal shall be discussed and approved at a Shareholders' Meeting to be called in due course, provided that, until such resolution is taken, it shall be maintained the same amounts of the management's annual global compensation for 2005, which was approved at the Annual and Special Shareholders' Meeting held on March 09, 2005; and (b) as approved in the Shareholders' Meeting held on August 15, 2005, the upcoming publications of the Company shall not be published at the “Gazeta do Povo” anymore, but exclusively at the following newspapers: Diário Oficial do Estado do Rio de Janeiro, Jornal do Brasil and Gazeta Mercantil.

CLOSING: There being no further business, the Chairman adjourned the meeting for the time required for the preparation of these minutes. The meeting was once more called to order and the minutes were read and approved by all those present, and were signed by the Chairman and the Secretary, as well as by the shareholders identified below.

Mauro Eduardo Guizeline	Fabiano Gallo
Chairman	Secretary

TIM Brasil Serviços e Participações S.A
Guido Vinci (attorney-in-fact)

Vanguard Emerging Markets Stock Index Fund
Ishares MSCI Brazil (Free) Index Fund
Norges Bank
MLC Limited CNA-Capital International E M Equity Trust
The Master Trust Bank of Japan
The EMM Umbrella Funds
Northrop Grumman Pension Master Trust
Barclays Global Investors NA

Philips Electronics N.A. Corp Master Ret TRU
Ford Motor CO Defined Benef Master Trust
State of Winsconsin Invt. Board Master Trust
George Washington Tenório Marcelino (attorney-in-fact)

Capital Internat. Emerg Markets Fund
Emerging Markets Growth Fund Inc
Capital G EM Mark Eq Fund for Tax Exempt TRU
Capital Guardian Emerg. Mkts. Equi. Mast. Fd.
Capital Guardian Emerg. Mkts. Restricted Eq. Fund For Tax e TS
Capital Guardian Em. Markets Eq. DC Master Fund
Eduardo Henrique Paoliello Jr. (attorney-in-fact)

Vailly S.A.
Himaros S.A.
Tanlay S.A.
Luciana Novazzi (attorney-in-fact)

Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI
Deivis Marcon Antunes (attorney-in-fact)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 10, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer